SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities

Exchange Act of 1934 and Rule 13e-3 Thereunder

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

CODDLE CREEK FINANCIAL CORP.

(Name of Issuer)

CODDLE CREEK FINANCIAL CORP.

(Names of Persons Filing Statement)

Common Stock

(Title of Class of Securities)

191891100

(CUSIP Number of Class of Securities)

George W. Brawley, Jr.

347 North Main Street

Mooresville, NC 28115

(704) 664-4888

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:

John M. Cross, Jr.

Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.

P.O. Box 26000

Greensboro, NC 27420

(336) 373-8850

(336) 378-1001 (facsimile)

This statement is filed in connection with (check the appropriate box):

a. ☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☒	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing fee is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee

$250,800	$20.29

*	Calculated solely for the purpose of determining the filing fee, which was based upon tender offer price $38.00 per share for the eligible common stock as of September 19, 2003 multiplied by our estimate of the maximum number of shares to be purchased (6,600).

☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid:	N/A

Form or Registration No.:	N/A

Filing Party:	N/A

Date Filed:	N/A

ITEM 1.	SUMMARY TERM SHEET

The information set forth under “Summary of Terms” and “Questions and Answers” in the Offer to Purchase for Cash dated October 1, 2003 (the “Offer to Purchase”), which is attached hereto as Exhibit 16(a)(1)(i), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) Name of Issuer is Coddle Creek Financial Corp. (the “Company”). The Company’s principal executive office is located at 347 N. Main Street, Mooresville, NC 28115, and its business telephone number is (704) 664-4888.

(b) As of September 19, 2003, the Company had 699,156 shares of common stock, no par value, issued and outstanding.

(c) The information required by this Item is set forth under “Information About the Company - Market Price and Dividend Information” in the Offer to Purchase and incorporated herein by reference.

(d) The information required by this Item is set forth under “Information About the Company - Market Price and Dividend Information” in the Offer to Purchase and incorporated herein by reference.

(e) The Company has not made an underwritten public offering of the Company’s common stock for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A (Securities Act Rule 251 through 263).

(f) The Company has not purchased any of its common stock during the past two years.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The filing person to which this Schedule 13e-3 relates is the issuer, Coddle Creek Financial Corp. The name, business address and business telephone number of the Company is set forth in Item 2(a) above. The names, titles, and addresses of each executive officer, director and controlling shareholder of the Company are follows:

George W. Brawley, Jr.,

President, Chief Executive Officer, and

Chairman of the Board

143 Bufflehead

Mooresville, NC 28117

Dale W. Brawley

Executive Vice President, Treasurer and

Director

523 Houston Road

Troutman, NC 28166

Claude U. Voils, Jr.

Director

221 South Academy Street

Mooresville, NC 28115

Jack G. Lawler

Director

1312 7TH Avenue, N.E.

Jacksonville, AL 36265

Donald R. Belk

Director

630 Belk Road

Mt. Ulla, NC 28125

Don E. Mills, Jr.

Director

121 Colony Drive

Mooresville, NC 28115

Billy R. Williams

Secretary and Controller

4085 Brown Road

Mt. Ulla, NC 28125

(b) Not Applicable

(c)(1) and (2) The following is a list of the principal occupation of each officer and director of the Company as well as principal business address of such employment or occupation, as applicable. The following table also sets forth as to each executive officer and director of the Company his principal occupation during the last five years, including the starting and ending dates of such employment.

George W. Brawley, Jr.

President, Chief Executive Officer and

Chairman of the Board of Directors of the

Bank and the Company

347 North Main Street

Mooresville, NC 28115

Mr. G. Brawley has been employed by the Bank since 1957 and by the Company since the date of its incorporation in 1997.

Dale W. Brawley

Executive Vice President and Treasurer of the

Company and the Bank

347 North Main Street

Mooresville, NC 28115

Mr. D. Brawley has been employed by the Bank since 1980 and by the Company since the date of its incorporation in 1997.

Billy R. Williams

Secretary and Controller of the

Company and the Bank

347 North Main Street

Mooresville, NC 28115

Mr. Williams has been employed by the Bank since 1986 and by the Company since the date of its incorporation in 1997.

Jack G. Lawler

Retired President of Taltronics

Electronic Component Manufacturer

404 Armour Street

Davidson, NC 28036

Mr. Lawler was employed by Taltronics from 1973 until his retirement in 1992.

Don E. Mills, Jr.

Optometrist

Optometric Eye Care Center

492 Williamson Road

Mooresville, NC 28117

Mr. Mills has been employed by Optimetric Eye Care Center since January 1, 1987.

Claude U. Voils, Jr.

Retired Chemist of National Starch

Chemical Manufacturer

485 Cedar Springs Road

Salisbury, NC 28147

Mr. Voils was employed by National Starch beginning 1970 and continued until his retirement in 1989.

Donald R. Belk

President of E.F. Belk & Son

Electrical Contractors

933 Oak Ridge Farm Hwy.

Mooresville, NC 28115

Mr. Belk has served as President of E.F. Belk & Son since 1951.

3. The information included in the Offer to Purchase entitled “Information About the Company - Managed Information” is also incorporated by reference. None of the individuals listed in Item (c)(1) and (2) above has been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors).

4. No individual discussed in Item (c)(1) and (2) above has been a party to any judicial or administrative proceeding during the past five (5) years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

5. Each of the individuals discussed in this Item (c) is a citizen of the United States.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The information required by this item is set forth under “Summary of Terms”, “Questions and Answers”, “Special Factors” and “The Tender Offer” in the Offer to Purchase and incorporated herein by reference.

(c) This tender offer is available only to those record shareholders and beneficial owners of the Company’s common stock who own 99 shares or less (i.e. odd lot shareholders), and is not open to all persons owning the Company’s common stock.

(d) Dissenting shareholders are not entitled to any appraisal or dissenters’ rights under North Carolina law as a result of the tender offer discussed in this Schedule 13e-3.

(e) Security holders will be entitled to the Company’s corporate records in the manner permitted by applicable federal and North Carolina state law; however, the issuer is making no special provision to grant unaffiliated security holders access to its corporate files; nor is it making any special provision to allow unaffiliated security holders to obtain counsel or appraisal services at the expense of the Company.

(f) Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in the Offer to Purchase entitled “Information About the Company - Beneficial Ownership of Directors and Executive Officers” is incorporated by reference. Except as otherwise described therein, the following responses are applicable.

(a)(1) Not applicable.

(2)	The information included in the Offer to Purchase entitled “Information About the Company - Certain Indebtedness and Transactions of Management” is incorporated by reference.

(b)	Not applicable.

(c)	Not applicable.

(e)	The information set forth in the Offer to Purchase entitled “Information About the Company - Beneficial Ownership of Directors and Executive Officers” is incorporated herein by reference. The stockholders have also approved the Coddle Creek Financial Corp. Stock Option Plan and the Mooresville Savings Bank, Inc. SSB Management Recognition Plan, which are discussed more fully below:

(i)	Stock Option Plan. On January 26, 1999, the stockholders of the Company approved the Coddle Creek Financial Corp. Stock Option Plan, and certain amendments to the Plan were approved by stockholders on April 21, 1999. The Company has reserved 67,477 shares of its Common Stock for issuance upon the exercise of options that have been granted under the Stock Option Plan. All directors, officers, and employees of the Company, the Bank and any of the Bank’s subsidiaries are eligible for participation in the Plan.

The Stock Option Plan is administered by a committee of the Company’s Board of Directors (the “Stock Option Plan Committee”). The Stock Option Plan Committee, in its sole discretion, determines who will participate in the Stock Option Plan. Options granted pursuant to the Stock Option Plan vest in accordance with each Optionee’s Stock Option and

Grant Agreement executed by such Optionee and the Company. Options become 100% vested upon death, disability, or termination of employment for any reason upon a change in control, as provided in the Stock Option Plan, if earlier.

On October 20, 1999, the Stock Option Plan Committee granted options to purchase 58,131 shares of the Company’s Common Stock to eligible participants of the Plan, all of which have now vested. No cash consideration was paid for the options. The awarded options have an exercise price of $31.00, the fair market value of the Common Stock on the date of grant. The exercise price may be paid either in cash, by check, bank draft or money order or, if permitted by the Committee, by delivering shares of Common Stock with a fair market value equal to the exercise price. Options granted under the Stock Option Plan have a term of ten (10) years and are not transferrable except upon death.

The following table provides information with respect to outstanding stock options held by certain executive officers at September 19, 2003, the record date for this Offer.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR

AND FISCAL YEAR-END OPTION/SAR VALUES

Name	Shares Acquired On Exercise	Value Realized	Number of Unexercised Securities Underlying Options/SARs at FY-END(1)		Value of Unexercised in-the-Money Options/SARs at FY-End(2)
			Exercisable	Unexercisable	Exercisable	Unexercisable
George Brawley	0	0	16,862/16,862	0/0	$46,371	$-0-
Dale Brawley	0	0	16,862/16,862	0/0	$46,371	$-0-
Billy R. Williams	0	0	6,745/6,745	0/0	$18,549	$-0-

(1)	All stock options were granted on October 20, 1999 and as of October 20, 2002 were fully vested. Twenty-five per cent vested immediately on the date of grant, and 25% vested on each of October 20, 2000, 2001 and 2002.
(2)	Dollar amounts shown represent the value of stock options held as of September 19, 2003. Options are considered to be “in-the-money” if the fair market value of the Company’s common stock exceeds the exercise or base price of the shares subject to the options at the fiscal year end (December 31, 2002). At September 19, 2003, the exercise price of the stock options was $31.00, and on September 18, 2003, the last trading date prior to the close of the record date, the closing market price per share for the Common Stock as reported by the OTC Bulletin Board was $33.75.

Options granted under the Stock Option Plan were granted in tandem with stock appreciation rights, pursuant to which Optionees have the right to surrender exercisable options in exchange for payment by the Company of an amount equal to the excess of the market value of shares of the Common Stock subject to the surrendered options over the exercise price of the surrendered options. At the discretion of the Stock Option Plan Committee, this payment may be made in cash or in shares of Common Stock or in some combination of cash and Common Stock. Stock appreciation rights shall terminate upon exercise of the options to which they are attached. Stock appreciation rights are subject to the same vesting and termination provisions as are applicable to the stock options to which they are attached.

Under the terms of the Stock Option Plan, the Board of Directors may award existing directors and employees cash payments at the time of payment of a dividend or other distribution with respect to the Common Stock. The cash payment shall equal the dividend or distribution paid per share multiplied by the number of shares of Common Stock subject to the non-forfeited, unexercised options held by such optionee. During the fiscal year ended December 31, 2002, the Board of Directors awarded such regular cash payments to director and employee option holders at such times as dividends were paid with respect to the Common Stock.

In the event of a stock split, reverse stock split or stock dividend, the number of shares of Common Stock under the Stock Option Plan, the number of shares to which any option relates and the exercise price per share under any option shall be adjusted to reflect such increase or decrease in the total number of shares of Common Stock outstanding. In addition, in the event the Company declares a special cash dividend or return of capital, the per share exercise price of all previously granted options which remain unexercised as of the date of such declaration may be proportionately adjusted to give effect to such special cash dividend or return of capital as of the date of payment of such special cash dividend or return of capital, subject to certain limitations.

(ii)	Management Recognition Plan. Pursuant to the Mooresville Savings Bank, Inc., SSB Management Recognition Plan, 26,979 shares of the Common Stock had been reserved for issuance pursuant to the terms of the MRP. The MRP is administered by committee of the Bank’s Board of Directors (see “MRP Committee”). All directors, officers and employees of the Company, the Bank, and any of the Bank’s subsidiaries are eligible for participation in the MRP. The MRP Committee, in its sole discretion, determines who will participate in the MRP.

At this time, approximately 30 directors, officers and employees are eligible to participate in the MRP. On January 26, 1999, the MRP Committee awarded a total of 24,281 restricted and unrestricted shares of Common Stock to eligible participants under the MRP. On January 26, 2000, 400 additional restricted and unrestricted shares of the Common Stock were awarded to Don E. Mills, Jr. As of December 31, 2002, 2,298 shares remained unallocated under the MRP. No cash consideration was paid for the shares awarded, which had a market value of $63.50 per share of the Common Stock at the time of the award. Twenty-five percent (25%) of the shares awarded vested immediately upon grant (January 26, 1999), with twenty-five (25%) vesting on each anniversary date thereafter. Grants of the Common Stock under the MRP immediately vest upon the death, disability or termination of employment with the Bank or the Company for any reason following a change of control of the Company or the Bank, as defined in the MRP. The awards under the MRP are not forfeitable upon vesting.

Shares awarded under the MRP were issued from authorized but unissued shares of the Common Stock. Shares issued under the MRP are issued at no cost to the recipients. Recipients are entitled to vote MRP shares and receive all dividends and cash distributions with respect thereto.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) The shares of common stock purchased in this Offer will be retired. The information in the “Offer to Purchase” under the heading “Special Factors - Effects of the Tender Offer” is incorporated by reference.

(c) The information set forth in “Summary of Terms”, “Questions and Answers”, “Special Factors - Purposes of the Offer” and “Special Factors - Effects of the Tender Offer” in the Offer to Purchase is incorporated by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) The information set forth in “Summary of Terms”, “Questions and Answers”, “Special Factors - Background of Tender Offer”, and “Special Factors - Purposes of the Offer” in the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in “Special Factors - Our Reasons for Pursuing the Odd-Lot Offer Rather than Other Alternatives” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in “Summary of Terms”, “Questions and Answers”, “Special Factors - Background of Tender Offer”, “Special Factors - Purposes of the Offer” and “Special Factors - Our Reasons for Pursuing the Odd-Lot Offer Rather than Other Alternatives” of the Offer to Purchase is incorporated herein by reference.

(d) The information set forth in “Summary of Terms”, “Special Factors - Purposes of the Offer”, “Special Factors - Effects of the Offer” and “Special Factors - Certain United States Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

(a) The information set forth in “Special Factors - Determination of Fairness of Offer by our Board of Directors” of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in “Special Factors - Determination of Fairness of Offer by our Board of Directors” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in “Special Factors - Determination of Fairness of Offer by our Board of Directors” of the Offer to Purchase is incorporated herein by reference.

(d) The information set forth in “Special Factors - Determination of Fairness of Offer by our Board of Directors” of the Offer to Purchase is incorporated herein by reference.

(e) The information set forth in “Special Factors - Determination of Fairness of Offer by our Board of Directors” of the Offer to Purchase is incorporated herein by reference.

(f) The Company has not received any firm offer by any unaffiliated person during the past two years for (i) the merger or consolidation of the Company with or into another company, or vice versa, (ii) the sale or a transfer of all or substantially part of the assets of the Company or (iii) purchase of the subject company’s securities that would enable the holder to exercise control of the Company.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a) The Company has not received any report, opinion or appraisal from an outside party that is materially related to the transactions set forth in the Offer to Purchase. The information set forth in “Special Factors - Determination of Fairness of Offer by our Board of Directors” in the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

(c) Not applicable.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in “Special Factors - Effects of the Tender Offer” and “Terms of the Offer - Source and Amounts of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

(c) The information set forth in “Terms of the Offer - Fees and Expenses” of the Offer to Purchase is incorporated herein by reference. The foregoing expenses will be paid by the Company.

(d) Not applicable.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in “Information about the Company - Beneficial Ownership of Directors and Executive Officers” of the Offer to Purchase is incorporated herein by reference.

(b) Neither the Company nor any executive officer, director, affiliate or subsidiary of the Company or any subsidiary, or any of the Company’s pension, profit sharing, or similar plan, has engaged in any transaction in the Company’s common stock during the past sixty (60) days.

ITEM 12.	THE SOLICITATION AND RECOMMENDATION.

(d) The Company has not granted any stockholder (including any executive officer, director or affiliate) any voting or similar right in connection with the Offer. To the extent known by the Company after reasonable inquiry, no executive officer, director or affiliate of the Company intends to tender or sell its common stock pursuant to the Offer. The information set forth in “Information About the Company - Beneficial Ownership of Directors and Executive Officers” and “Special Factors - Determination of Fairness of Offer by our Board of Directors” of the Offer to Purchase is incorporated herein by reference.

(e) To the extent known by the Company after reasonable inquiry, no executive officer, director or affiliate of the Company has made a recommendation either in support of or opposed to the tender offer.

ITEM 13.	FINANCIAL STATEMENTS.

(a) The financial statements included in (i) the Company’s Annual Report to Shareholders, filed with the SEC as Exhibit 13 to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2002, and (ii) the Company’s quarterly report on Form 10-QSB for the period ending June 30, 2003, as filed with the SEC, are incorporated herein by reference. The information included in “Information About the Company - Summary Financial Information”, “Additional Information” and “Incorporation of Certain Documents by Reference” in the Offer to Purchase is incorporated herein by reference.

(b) No pro forma financial statements are included in this filing or any of the disclosure documents to be mailed to shareholders as the tender offer is not anticipated to have a material impact on the Company’s financial condition or results of operations.

(c) The information included in “Information About the Company - Summary Financial Information”, “Additional Information” and “Incorporation of Certain Documents by Reference” in the Offer to Purchase is incorporated herein by reference.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) No outside person will be directly or indirectly retained, employed, retained or compensated to make solicitations or recommendations in connection with the Offer. The Company has retained Triangle Capital Partners to act as Information Agent and Registrar and Transfer Company to act as Depositary for the Offer. [VERIFY] Neither the Information Agent nor the Depositary has been authorized to make any solicitation or recommendation in or with respect to this Offer. The Information Agent and Depositary will be paid customary fees and expenses for their services. See Item 10(c) above. The information included in “Additional Information” in the Offer to Purchase is incorporated by reference.

(b) Employees of the Company may perform administrative tasks in connection with the Offer, and they will be not be separately compensated for such services.

ITEM 15.	ADDITIONAL INFORMATION.

(b) All information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 16.	EXHIBITS.

Exhibit No.	Description

16(a)(1)(i)	Offer to Purchase

16(a)(1)(ii)	Letter of Transmittal

16(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

16(a)(1)(iv)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

16(a)(1)(v)	Instruction Form For Shares Held by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

16(a)(1)(vi)	Form of Notice of Guaranteed Delivery

16(a)(i)(vii)	Letter to Shareholders from George W. Brawley, Jr., President and Chief Executive Officer, dated October 1, 2003.

16(a)(5)	Press Release dated September 30, 2003.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CODDLE CREEK FINANCIAL CORP.

By:	/s/ George W. Brawley, Jr.
George W. Brawley, Jr.
President and Chief Executive Officer

Dated: October 1, 2003